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Christopher Kitchen	212 446-4800	Facsimile:
To Call Writer Directly:		212 446-4900
212 446-4988	www.kirkland.com	Dir. Fax: 212 446-6460
Christopher.kitchen@kirkland.com
January 24, 2011
VIA EDGAR AND OVERNIGHT DELIVERY
Ms. Kathleen Krebs
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Clearwire Corporation
Form 10-K for the Year ended December 31, 2009
Filed February 24, 2010 (the “10-K”)

Definitive Proxy Statement on Schedule 14A
Filed April 30, 2010 (the “Proxy Statement”)

File No. 001-34196
Dear Ms. Krebs:
     On behalf of our client, Clearwire Corporation, a Delaware corporation (the “Company”), below please find the Company’s responses to the comment letter to Mr.William T. Morrow, the Company’s Chief Executive Officer, dated December 30, 2010, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”).
     The numbered paragraphs below set forth the Staff’s comments together with our responses. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the 10-K and Proxy Statement. Dollar amounts are in thousands unless otherwise stated herein.
Definitive Proxy Statement Incorporated By Reference Into Part III of Form 10-K
Executive Compensation, page 24

Ms. Kathleen Krebs
Securities and Exchange Commission
January 24, 2011

Compensation Discussion and Analysis, page 24
1.	Staff comment: We note your disclosure on pages 24 and 25 discussing your use of the Radford Technology Survey to determine the market pay percentile benchmarks for your executive officers’ compensation. You also disclose on page 31 that you used a comparative peer group of companies from the Radford Executive Benchmark Survey to determine the target equity values for each executive officer. Since it appears from the disclosure throughout your Compensation Discussion and Analysis that the compensation committee used the compensation data from the companies in the surveys for benchmarking purposes, you must identify the companies used. In future filings, for purposes of Item 402(b)(2)(xiv) of Regulation S-K, please identify all the benchmarked companies. For further guidance, please refer to Question 118.05 in our Regulation S-K Compliance and Disclosure Interpretations, available on our website at www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.
Response: The Company acknowledges the Staff’s comment and advises the Staff that in its future filings with the Commission, as applicable, for purposes of Item 402(b)(2)(xiv) of Regulation S-K, it will identify all of the companies from which compensation data was used for the benchmarking referenced by the Staff.
2.	Staff comment: In future filings, please further discuss how the compensation committee applied your compensation policies and procedures to the actual compensation paid to each named executive officer. For example, where you benchmark elements of compensation, please disclose the actual compensation awarded to each officer as a percentile of the peer group data and, where the actual percentile differs from the target, explain why. As another example, we note that you entered into new employment agreements with several named executive officers in 2009. Discuss how the specific terms of these employment agreements align with your compensation benchmarks and other policies and procedures, such as those set forth under “Base Salary” on page 26.
Response: The Company acknowledges the Staff’s comment and advises the Staff that in its future filings with the Commission, as applicable, the Company will include the requested discussion.
Non-Equity Discretionary Performance-Based Bonus Plan
3.	Staff comment: We note that you have not disclosed the specific target level for the network quality performance factor because you consider the information to be confidential and you believe that its disclosure would cause you competitive harm. Please provide us with your competitive harm argument.

Ms. Kathleen Krebs
Securities and Exchange Commission
January 24, 2011

Response: In response to the Staff’s comment, the Company advises the Staff that the information conveyed by disclosing the specific target level for the network quality performance factor would provide the Company’s competitors with detailed information about the current capabilities of the Company’s wireless broadband network and the progress of the development of its network. The Company believes that disclosure of this information is not necessary for the protection of investors in light of the broad disclosure as to the Company’s overall commercial and financial status and the operation of its business provided in the Company’s 10-K and Proxy Statement and the other periodic reports filed by the Company. The Company currently publicly discloses both its peak and average network speeds; the primary difference between the information conveyed by the Company’s peak and average network speeds and its network quality performance factor is simply the time of day at which the speeds are measured (the network quality performance factor is measured only during peak usage periods). The Company further believes that, against the background of the foregoing publicly-available information, the disclosure of the Company’s network quality performance factor would add little to an investor’s understanding of the Company’s business.

Furthermore, the Company uses quarterly network quality performance factors and to disclose this information on a quarterly basis would provide a blow-by-blow update with respect to the progress of development of the Company’s network. The Company believes that if its competitors were to receive this information, it would permit them to more effectively allocate resources and manage the expansion of their respective broadband wireless networks, which would put the Company at a significant competitive disadvantage. The Company also believes that the disclosure of the Company’s network quality performance factor would permit its competitors to use the factor (which could reflect a slower network speed at peak usage periods than the Company’s peak and average network speeds), in marketing campaigns against the Company, causing the Company substantial competitive harm.

Moreover, disclosure of this information would be detrimental to the interest of the Companies’ stockholders and prospective investors to the extent that the Company’s competitors use such information to gain an advantage in developing their wireless broadband networks.

For the above reasons, the Company believes that disclosure of the specific target level for the network quality performance factor would add little to an investor’s understanding of the Company’s business, while causing substantial harm to the competitive position of the Company.

Ms. Kathleen Krebs
Securities and Exchange Commission
January 24, 2011

Compensation of Executive Officers — Potential Payments on Termination or Change in Control, page 40
4.	Staff comment: In future filings, where a triggering event has occurred for a named executive officer during the year, and the officer is not serving as a named executive officer at the end of the year, please provide the disclosure required by Regulation S-K Item 402(j) for the particular triggering event. Refer to Instruction 4 to Item 402(j). In this regard, we note that Messrs. Sach, Satterlee and Wolff separated from the company during 2009 and early 2010.
Response: The Company acknowledges the Staff’s comment and advises the Staff that in its future filings with the Commission, as applicable, the Company will provide the disclosure required by Regulation S-K Item 402(j) for the referenced triggering events.
In addition, the Company hereby acknowledges that:
•	it is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We hope that the foregoing has been responsive to the Staff’s comments.

If you have any questions related to this letter, please contact me at (212) 446-4988.

Sincerely,
/s/ Christopher A. Kitchen
Christopher A. Kitchen

cc:	Broady R. Hodder, Esq.
Clearwire Corporation

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